STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	September 13, 2005
Corporate Office:	#SRU-17-05

Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PLATINUM and PALLADIUM FOOTWALL MINERALIZATION

Phase One 2005 delineation drilling assay highlights for platinum and palladium for eight holes are reported in Table I and Table II. The gabbro-hosted footwall Platinum Group Elements (PGE’s) were intersected in an enriched low-sulphide horizon (summarized in Table I) and/or in sulphide lens intercepts (summarized in Table II) lower in the gabbro-host rocks in the “Pit Area” of the West Zone. Complete base and precious metal footwall results and locations for 2005 drill holes 05-215 to 05-222 are presented in an Appendix to this News Release ad are also available for viewing at http://www.starfieldres.com/news.htm.

TABLE I: HIGHLIGHTS -- PLATINUM and PALLADIUM -- LOW SULPHIDE FOOTWALL MINERALIZATION
Hole No.	Length (m) (ft)	Pd g/t	Pt g/t	2PGE*
05-216	1.62 (5.31)	0.58	7.88	8.46
05-217	1.50 (4.92)	2.86	0.46	3.32
	1.45 (4.76)	0.34	2.44	2.78
05-218	7.00 (22.97)	3.98	1.88	5.86
(including	5.50 (18.04)	4.74	2.30	7.04)
(including	1.00 (3.28)	12.38	8.42	20.80)
05-220	1.20 (3.94)	5.65	1.07	6.72
	5.80 (19.03)	1.69	0.64	2.33
(including	1.10 (3.61)	3.53	0.40	3.93)
(including	1.20 (3.94)	3.05	0.86	3.91)

*2PGE=Pt+Pd Of particular interest in Table I are the low-sulphide platinum (Pt) enriched concentrations encountered in the 1.62 meter footwall intercept in hole 05-216 and in the 1.00 meter intercept encountered in hole 05-218, namely 7.88g/t Pt and 8.42 g/t Pt, respectively. In hole 05-218, the bonanza grade one-meter intercept grading 20.8 g/t platinum plus palladium (2PGE) is included within a 7 meter wide low-sulphide intercept which grades 5.86 g/t.

TABLE II: HIGHLIGHTS -- PLATINUM and PALLADIUM FOOTWALL SULPHIDE MINERALIZATION
Hole No.	Length (m) (ft)	Pd g/t	Pt g/t	2PGE*
05-215	0.80 (2.62)	1.82	2.77	4.59
05-219	0.70 (2.30)	1.92	1.89	3.81
05-220	12.02 (39.44)	4.53	0.38	4.91
05-222	4.41 (14.47)	2.61	0.15	2.76

*2PGE=Pt+Pd

Footwall PGE-enriched sulphide lens intercepts are encountered beneath low-sulphide PGE-mineralization deeper in the gabbro host rock in holes 05-215, 05-219, 05-220 and 05-222.

Hosted in gabbro, low-sulphide PGE mineralization is generally found 30 to 50 meters below the base of the main massive sulphide lens(es) and is characterized by variable concentrations and ratios of platinum and palladium. To date in the “Pit Area” of the West Zone, drilling at variable spacing along a strike length of approximately one kilometer has shown the presence of footwall PGE mineralization which may contain intermittent low-sulphide bonanza grades of 2 PGE’s and/or deeper footwall sulphide lens mineralization. Geostatistical analyses of the drill pattern and mineralization is in progress.

True thicknesses of the drill intercepts are not defined at this time. Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

“Glen C. Macdonald”
Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	September 13, 2005
Corporate Office:	#SRU-17-05
APPENDIX
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

APPENDIX: WEST ZONE : “PIT AREA” -- FOOTWALL PGE MINERALIZATION RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu ppm (x.xxx%)	Ni ppm (x.xxx%)	Co ppm (x.xxx%)	Pd g/t	Pt g/t	2 PGE
05-215	-60°	38+00W/1+90N	172.10-175.72	3.62 (11.88)	0.58%	0.18%	0.39%	0.84	1.39	2.23
		(including	172.10-172.90	0.80 (2.62)	0.23%	0.53%	0.133%	1.82	2.77	4.59)
05-216	-60°	37+60W/1+60N	158.18-159.80	1.62 (5.31)	2663	785	163	0.58	7.88	8.46
05-217	-50°	45+50W/1+70N	162.10-163.60	1.50 (4.92)	68	183	29	2.86	0.46	3.32
			1.65.10-166.55	1.45 (4.76)	162	208	30	0.34	2.44	2.78
05-218	-60°	45+50W/1+70N	194.50-201.50	7.00 (22.97)	120	300	40	3.98	1.88	5.86
		(including	194.50-200.00	5.50 (18.04)	102	332	44	4.74	2.30	7.04)
		(including	194.50-195.50	1.00 (3.28)	96	196	28	12.38	8.42	20.80)
05-219	-60°	48+50W/2+00N	176.00-176.70	0.70 (2.30)	0.97%	0.90%	0.10%	1.92	1.89	3.81
			241.16-242.36	1.20 (3.94)	0.45%	1.08%	0.14%	2.92	0.06	2.98
05-220	-75°	48+50W/2+00N	211.20-212.40	1.20 (3.94)	160	293	36	5.65	1.07	6.72
			243.20-249.00	5.80 (19.03)	309	526	73	1.69	0.64	2.33
		(including	245.60-246.70	1.10 (3.61)	27	176	25	3.53	0.40	3.93)
		(and	247.80-249.00	1.20 (3.94)	127	314	40	3.05	0.86	3.91)
			268.30-280.32	12.02 (39.44)	1.21%	1.06%	0.177%	4.53	0.38	4.91
05-221	-60°	48+50W/1+15N		No significant footwall mineralization
05-222	-75°	48+80W/2+00N	266.25-270.66	4.41 (14.47)	0.58%	0.80%	0.101%	2.61	0.15	2.76

*2PGE=Pt+Pd

True thicknesses of the drill intercepts are not defined at this time. Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

“Glen C. Macdonald”
Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.